Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS FISCAL 2024 THIRD QUARTER AND NINE MONTH RESULTS; THIRD QUARTER SALES INCREASE 60% YEAR OVER YEAR

HONG KONG – February 1, 2024 – Highway Holdings Limited (Nasdaq: HIHO) (the “Company” or “Highway Holdings”) today reported financial results for its fiscal third quarter and nine months ended December 31, 2023, with a 60% increase in revenue and a $0.06 increase in diluted earnings per share for the fiscal third quarter of 2024, both compared to the year ago period.

Net sales for the third quarter of fiscal year 2024 increased 60% to $4.1 million compared with $2.6 million in the year ago period. Net income for the third quarter of fiscal year 2024 increased to $302,000, or $0.07 per diluted share, compared with $52,000 or $0.01 per diluted share in the year ago period.

Net sales for the first nine months of fiscal year 2024 were $6.8 million, compared with $8.5 million in the year ago period. Net income for the first nine months of 2023 was $177,000, or $0.04 per diluted share, compared with a net income of $831,000, or $0.20 per diluted share for the same period last year. Revenue in the first nine months of fiscal year 2024 was significantly impacted by the COVID boom and post-COVID bust cycle on Highway Holdings’ customers.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, said, “We ended the calendar year on a positive note, as compared to the year ago period, with revenue increasing about 60% in the third quarter of fiscal year 2024 and diluted EPS increasing 600% over the same period. We are happy to announce such strong results, and encouraged to be off to a good start for the new calendar year 2024. We are cautiously optimistic about the coming year based on several company catalysts that we believe will help us to drive growth, as we focus on the continued recovery of our business and turnaround of our Company.”

“There are three main reasons for our cautious optimism. First, we are seeing a slow but steady return to more normal order patterns of our customers. This represents an important inflection point after almost 12 months since the start of the downturn. Our strong revenue growth in the third quarter of fiscal 2024 was led in part by this return to more normal order patterns and we read this as a sign that the huge inventory levels of our customers now have been depleted, which indicates that the time with zero or little order quantities are behind us.”

“Second, as we noted last quarter, we are benefitting from a restarting of the business from our customer Playmaji, Inc., which owns the Polymega game console business. This business has now returned to full production after the motherboard supplier stabilized its supply chain and finally achieved a reasonable component lead time last year. We expect to see continued regular orders for the existing Polymega products in 2024, while also adding on manufacturing support for some very promising new products that could be further additive to our sales in the near future.”

“Finally, we are excited about our intended acquisition of a majority of Synova, for which we announced a letter of intent last month. Our customers’ response to the transaction has been very positive and we are working to complete the acquisition over the coming month. Synova serves as an all-encompassing OEM manufacturer, with a comparable technological proficiency and a parallel business approach with Highway Holdings. Sharing the extensive synergies will make both companies highly attractive to our combined customer base, while allowing increased cost savings for a more profitable operation.”

“As a result of the above catalysts, we are looking cautiously optimistic into the future. We have remained focused on the turnaround of our business after fighting against the many challenges that negatively impacted our customers and our business, and resulted at the beginning of the fiscal year in an almost complete evaporation of previously stable revenue streams. This was a tremendously challenging period, which we believe we have emerged from stronger due to our resilience supported by our very strong and solid financial situation. We are cautiously confident entering the new calendar year 2024 and focused on achieving a significant turnaround in our Company’s performance as we continue to navigate continued volatility worldwide.”

Gross margin for the third quarter of fiscal year 2024 was 21.3 percent, compared to 28.4 percent in the year ago period, mainly due to a different product mix with various margin levels particularly for Polymega game console deliveries in the current quarter. Gross margin for the first nine months of fiscal year 2024 was 24.1 percent, compared to 33.7 percent in the year ago period which is not considered comparable as it included some rental subsidy from PRC government in fiscal year 2023, which affected the product margin.

The Company reported a $58,000 currency exchange gain for the fiscal 2024 nine months, compared with a $26,000 currency exchange gain a year earlier. The currency exchange gain in the current year was mainly due to the weakening of the Kyat used in our Myanmar operations and the Chinese RMB. The Company does not engage in currency exchange rate hedging, and the fluctuation in the exchange rate of the RMB and Kyat are expected to affect the Company’s future results.

The Company’s balance of cash at December 31, 2023 was approximately $6.2 million, or approximately $1.43 per diluted share.

The Company’s current ratio was 2.13:1 at December 31, 2023.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2023	2022	2023	2022

Net sales	$4,107	$2,562	$6,776	$8,547
Cost of sales	3,231	1,835	5,140	5,669
Gross profit	876	727	1,636	2,878

Selling, general and administrative expenses	679	722	1,728	2,130
Operating income	197	5	(92)	748

Non-operating items

Exchange gain /(loss), net	27	3	58	26
Interest income	63	16	156	35
Gain/(Loss) on disposal of Asset	3	2	16	7
Other income/(expenses)	8	0	14	5
Total non-operating income/ (expenses)	101	21	244	73

Net income before income tax and non-controlling interests	298	26	152	821
Income taxes	1	15	7	10
Net income before non-controlling interests	299	41	159	831
Net loss /(income) attributable to non-controlling interests	3	11	18	0
Net income attributable to Highway Holdings Limited’s shareholders	302	52	177	831

Net Gain/ (loss) per share – Basic	$0.07	$0.01	$0.04	$0.20
Net Gain/ (loss) per share - Diluted	$0.07	$0.01	$0.04	$0.20

Weighted average number of shares outstanding
Basic	4,386	4,072	4,314	4,058
Diluted	4,396	4,130	4,323	4,115

IGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Dec 31,	Mar 31,
	2023	2023

Current assets:
Cash and cash equivalents	$6,186	$6,952
Accounts receivable, net of doubtful accounts	3,533	1,886
Inventories	1,812	1,413
Prepaid expenses and other current assets	200	406
Income tax recoverable	-	3
Total current assets	11,731	10,660

Property, plant and equipment, (net)	379	401
Operating lease right-of-use assets	2,004	2,514
Long-term deposits	205	213
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$14,414	$13,883

Current liabilities:
Accounts payable	$2,477	$928
Operating lease liabilities, current	586	573
Other liabilities and accrued expenses	1,845	1,991
Income tax payable	551	568
Dividend payable	46	1
Total current liabilities	5,505	4,061

Long term liabilities:
Operating lease liabilities, non-current	1,013	1,482
Deferred income taxes	98	107
Long terms accrued expenses	17	17
Total liabilities	6,633	5,667

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	44	41
Additional paid-in capital	12,140	12,003
Accumulated deficit	(3,879)	(3,396)
Accumulated other comprehensive income/(loss)	(517)	(444)
Non-controlling interest	(7)	12
Total shareholders’ equity	7,781	8,216

Total liabilities and shareholders’ equity	$14,414	$13,883

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